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07004559

A B* 3/16

U.S. SECURI[...] [...]OMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-35359

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) **AND ENDING** December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
U.S. Bancorp Investments, Inc.

Official Use Only

Firm ID No. 17868

Address of Principal Place of Business:
60 Livingston Road
(No. and Street)

Saint Paul	Minnesota	55107
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Trudi M. Buckley — (314) 418-1585
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name—if individual, state last, first, middle name)

220 South Sixth Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

Check One:
✔ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

AB 3/17

OATH OR AFFIRMATION

I, **Daniel J. Trueman,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

SVP-Chief Financial Officer

Title

Subscribed and sworn to before me this 22nd Day of February, 2007.

Notary Public



THEA M. JESTES
St. Louis City County
NOTARY PUBLIC
Comm # 05515956
NOTARY SEAL
EXPIRES
04-03-2009
STATE OF MISSOURI

My commission expires:________

This report** contains (check all applicable boxes):

- ✔ (a) Facing page.
- ✔ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2007

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and due from affiliates	$ 65,855,283
Receivables:	
Customers	27,264,287
Brokers, dealers, and clearing organizations	12,846,076
Affiliates	7,860
Investments	2,947,474
Fixed assets, at cost, net of accumulated depreciation and amortization of $8,344,647	418,203
Goodwill	31,306,666
Other assets	4,683,819
Total assets	$ 145,329,668
Liabilities and stockholder's equity	
Payables:	
Customers	$ 22,467,838
Brokers, dealers, and clearing organizations	344,124
Affiliates	976,359
Accrued compensation	12,538,027
Deferred tax liability	4,548,848
Other liabilities and accrued expenses	10,953,078
Total liabilities	51,828,274
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	134,627,587
Accumulated deficit	(41,127,193)
Total stockholder's equity	93,501,394
Total liabilities and stockholder's equity	$ 145,329,668

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition

Year Ended December 31, 2006

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a National Association of Securities Dealers, Inc. (NASD) registered securities broker-dealer. The Company trades and effects transactions in listed and unlisted equity securities, U.S. government securities, and corporate and municipal securities. The Company also sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank branch-based registered representatives.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's results may be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 13, Transactions With Affiliates.

2. Summary of Significant Accounting Policies

Cash and Due From Affiliates

Cash and due from affiliates includes cash and investments in affiliated money market funds.

Cash Segregated Under Federal and Other Regulations

Included in cash at December 31,2006 is $20,000,000 of cash segregated and secured in the special reserve account for the benefit of customers in accordance with Rule 15c3-3 of the Securities and Exchange Commission (SEC).

Investments in Limited Partnerships

The Company invests in limited partnership interests in private equity funds and uses the equity method of accounting. All equity investments are evaluated for impairment at least annually and more frequently if there are indicators of impairment.

Fixed Assets

Fixed assets include office equipment, software, and leasehold improvements. Depreciation of office equipment and software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

2. Summary of Significant Accounting Policies (continued)

Goodwill

The price paid over the net fair value of acquired businesses (goodwill) is not amortized. The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate potential impairment. The evaluation includes assessing the estimated fair value of the acquired business based on market prices for similar businesses, if available, and the present value of the estimated future cash flows associated with the acquired business. During 2006, the Company completed its impairment assessment and concluded that no impairment existed at December 31, 2006.

Stock-Based Compensation

As part of its employee compensation programs, the Company may grant certain stock awards under the provisions of the existing stock compensation plans. The programs provide for grants of options to purchase shares of common stock of the Parent. Stock option grants are for a fixed number of shares at an exercise price equal to the fair value of the shares at the date of grant. Options granted under the programs are generally exercisable up to ten years from the date of grant. In addition, the programs provide for grants of shares of common stock that are subject to restriction on transfer prior to vesting. Most stock awards vest over three to five years and are subject to forfeiture if certain vesting requirements are not met. The Company recognizes stock-based compensation in its results of operations utilizing the grant-date fair value method under Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment.*

Please refer to Note 16, Employee Benefit Plans and Stock-Based Compensation, for further detail.

Fair Value of Financial Instruments

At December 31, 2006, the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company is also included in the filing of any unitary state returns with USB and its affiliates. Payments are made to or received from USB each quarter for federal taxes based on the Company's estimated share of the consolidated federal tax liability. Payments are made to or received from USB annually for state income taxes based on the state taxable income for the consolidated group and the Company's state apportionment factors. Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Recognition

Commission revenue and expense are recorded on a settlement-date basis, which does not differ materially from a trade-date basis. Trailer commission revenue and account fee revenue is recorded on an accrual basis. No allowance has been established for receivables, as management believes the receivable amounts are fully collectible.

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties and affiliates (Product Partners). As part of these arrangements, the Product Partners provide financial support to the Company to be used for marketing and other sales initiatives (Product Partner Dollars).

2. Summary of Significant Accounting Policies (continued)

Product Partner Dollars are recorded as other income and are generally based on a contractual fee as a percentage of assets under management, a contractual fee as a percentage of sales, or an agreed upon annual payment. Amounts related to the contractual fee methods are accrued on a monthly basis and paid on a quarterly basis. Amounts related to the annual payment method are recognized upon receipt. All expenses related to Product Partner Dollars are recorded as incurred and are classified as either travel and promotional expenses or other operating expenses.

3. Accounting Changes and Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), *Fair Value Measurements*, effective for the Company beginning on January 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data. SFAS 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earning or changes in net assets for the period. The Company is currently assessing the impact of this guidance on its financial statements.

3. Accounting Changes and Recently Issued Accounting Standards (continued)

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 will be effective for the Company's fiscal year beginning January 1, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of members equity for that fiscal year, presented separately. The Company is analyzing the impact of adopting FIN No. 48.

4. Receivables From and Payables to Customers

Amounts receivable from customers include:	
Cash transactions	$ 1,638,224
Fee income	978,490
Margin accounts	24,647,573
Total receivables	$ 27,264,287
Amounts payable to customers include:	
Cash transactions	$ 22,467,838

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

4. Receivables From and Payables to Customers (continued)

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:	
Receivables from brokers, dealers, and clearing organizations	$ 11,697,784
Securities failed to deliver	1,148,292
Total receivables	$ 12,846,076

Payables to brokers, dealers, and clearing organizations include:	
Payables to brokers, dealers, and clearing organizations	$ 216,404
Securities failed to receive	127,720
Total payables	$ 344,124

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

6. Investments

At December 31, 2006, the Company's investments are as follows:

Investments in limited partnerships	$ 2,645,051
Stocks and warrants	300,841
Other securities	1,357
Government securities	225
	$ 2,947,474

7. Fixed Assets

At December 31, 2006, the Company's fixed assets are as follows:

Office equipment	$ 7,004,649
Leasehold improvements	339,179
Computer software	1,419,022
Total fixed assets	8,762,850
Less accumulated depreciation and amortization	8,344,647
	$ 418,203

8. Other Assets

At December 31, 2006, the Company's other assets are as follows:

Federal taxes receivable	$ 2,884,846
Prepaid expenses	1,011,786
Accrued interest receivable	609,026
Other	178,161
	$ 4,683,819

9. Borrowings

At December 31, 2006, the Company had a $500,000,000 secured borrowing facility with U.S. Bank National Association (USBNA), an affiliate of the Company. This facility is collateralized by a savings account at USBNA, owned by USB. This facility can be accessed if there is money deposited in this account. At December 31, 2006, the Company had no outstanding borrowings on the secured facility from USBNA. There was $350,000,000 on deposit in the savings account as collateral for outstanding borrowings under the facility.

In addition, the Company has a $50,000,000 secured line from USBNA to be used for the benefit of customers, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2006, the Company had no outstanding borrowings on this facility.

10. Other Liabilities and Accrued Expenses

At December 31, 2006, the Company's other liabilities and accrued expenses are as follows:

State taxes payable	$ 7,081,629
Accrued expense reserves	629,481
Outside service provider accruals	1,909,253
Other	1,332,715
	$ 10,953,078

11. Contingent Liabilities

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted, however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

12. Lease Commitments

The Company leased office space under a noncancelable lease agreement that expired in November 2006 and was not renewed.

13. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

13. Financial Instruments With Off-Balance-Sheet Risk (continued)

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2006, the Company held securities under such agreements with a fair value of $24,417,636, of which none have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2006, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

14. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, costs for personnel, occupancy, and general and administrative services.

For the year ended December 31, 2006, the Company returned surplus capital to USB of $50,000,000.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of the NASD, the Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission (SEC) and the net capital rule of the NASD. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The NASD may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2006, net capital under the Rule was $23,208,856 or 102% of aggregate debit balances and $22,755,518 in excess of the minimum required net capital.

16. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible company employees participate in the pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree healthcare benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features, such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

16. Employee Benefit Plans and Stock-Based Compensation (continued)

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

As discussed in Note 2, Summary of Significant Accounting Policies, the Company's employees participate in the Parent's stock option and incentive plans. In conjunction with the adoption of SFAS No. 123R, the Company changed from an accelerated to a straight-line method of expense attribution effective January 1, 2006, for new stock-based awards. For awards subject to continued vesting upon the employee's retirement, the Company recognizes compensation cost over the period the employee is required to provide future services.

17. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. The Company is also included in the filing of any unitary state tax returns with USB and its affiliates.

Deferred income tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

17. Income Taxes (continued)

The components of the Company's net deferred tax liability as of December 31, 2006, were:

Deferred tax assets:	
Accrued compensation	$ 1,052,605
Options	1,158,227
Accrued expenses	302,466
Accelerated depreciation	142,216
Gross deferred tax asset	2,655,514
Deferred tax liabilities:	
Accrued pension and retirement benefits	(2,785,624)
Intangibles	(3,635,301)
Other investment basis differences	(783,437)
Gross deferred tax liability	(7,204,362)
Net deferred tax liability	$(4,548,848)

The Company has determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carry-back to taxable income in prior years and future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

END